Exhibit 12.1
POLYMER GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Predecessor			Successor
In thousands, except ratio data	Fiscal Year Ended January 1, 2011	One Month Ended January 28, 2011	Eleven Months Ended December 31, 2011	Fiscal Year Ended December 29, 2012	Fiscal Year Ended December 28, 2013	Fiscal Year Ended December 31, 2014
Income (loss) before income taxes	$16,329	$(17,753)	$(73,101)	$(18,383)	$(60,991)	$(120,763)
Add:
Interest Expense	31,876	1,978	46,913	50,859	56,351	97,309
Amortizations of capitalized interest	953	68	112	238	422	523
Portion of rental expense under operating leases deemed to be the equivalent of interest	3,258	338	2,704	4,843	5,134	6,691
Adjusted earnings	$52,416	$(15,369)	$(23,372)	$37,557	$916	$(16,240)
Fixed charges:
Interest expense	$31,876	$1,978	$46,913	$50,859	$56,351	$97,309
Capitalized interest	875	241	1,783	1,823	1,577	1,629
Portion of rental expense under operating leases deemed to be the equivalent of interest	3,258	338	2,704	4,843	5,134	6,691
Total fixed charges	$36,009	$2,557	$51,400	$57,525	$63,062	$105,629
Ratio of earnings to fixed charges (2)(3)	1.5x	—	—	—	—	—

(1)	All fiscal years reported include 52 weeks.

(2)
For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges include cash and non-cash interest expense, whether expensed or capitalized, amortization of debt issuance cost and the portion of rental expense representative of the interest factor.

(3)
Earnings were insufficient to cover fixed charges for the fiscal year ended December 31, 2014, fiscal year ended December 28, 2013, the fiscal year ended December 29, 2012, the eleven month period ended December 31, 2011, and the one month period ended January 28, 2011 by $121.9 million, $62.1 million, $20.0 million, $74.8 million, and $17.9 million, respectively.